Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

December 7, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11155
Cboe Vest Large Cap Buffer & Premium Income Portfolio, Series A
(the “Trust”)
CIK No. 1991965 File No. 333-275257

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Front Cover

1.Please explain why the parentheticals for the fees and expenses throughout the Registration Statement (including the Trust’s front cover) are different in this Trust than prior trusts of a similar nature (i.e. the capped Trusts).

Response: The Trust notes that the differences reflect the difference in the way expenses are treated in the Trust. In a capped Trust, cash is included in the Trust to cover the cost of the Trust’s annual operating expenses, so the operating expenses are treated differently from the organizational costs and appliable sales charges. In the Trust, all fees and expenses are treated the same. Therefore, the Trust does not feel it is appropriate to separate out the expenses in the parentheticals following the before and after amounts like the capped Trusts because they are not handled separately (i.e., all fees and expenses are included in the before and after amounts). To further clarify for investor comprehension, the Trust will revise the front cover to define “fees and expenses” as those set forth in the Fee Table on pg. 4 of the Registration Statement.

2.Please disclose on the Trust’s front cover how the income is paid for the Trust.

Response:The front cover will be revised to clarify that the Trust seeks to make distributions on an approximately quarterly basis over the life of the Trust.

3.Please clarify on the Trust’s front cover that the buffer and income paid by the Trust are not annualized numbers and apply for the entire life of the Trust.

Response:In accordance with the Staff’s comment, the front cover has been revised as follows:

“The Trust is designed to provide investors with a consistent level of income that is approximately ____% (before fees and expenses), ____% (after fees and expenses for Units purchased through a traditional brokerage account) and ____% (after fees and expenses for Units purchased through a “wrap fee” account) over the life of the Trust (the “Income Level”), while seeking to provide a buffer against the first 10% of losses of the SPDR® S&P 500® ETF Trust (“SPY” or the “Underlying ETF”) (the “Buffered Protection”) (“Outcomes”) over the period from the Trust’s inception (December ___, 2023) until the Trust’s termination date (________, 2025) (the “Outcome Period”). The Income Level and the Buffered Protection are based on the life of the Trust and are not annualized. “Fees and expenses” include those set forth under “Fee Table.” The Trust seeks to make distributions on an approximately quarterly basis over the life of the Trust.”

Portfolio

4.The Staff notes that the disclosure in the “Objective” section states: “Investors that hold shares for the entire Outcome Period will not participate in any positive price returns of the Underlying ETF above the Underlying ETF price on the first day of the Outcome Period, however, investors will be subject to losses of the Underlying ETF below the buffer level.” Please add additional disclosure clarifying why this is the case.

Response:In accordance with the Staff’s comment, the following disclosure has been added:

In exchange for receiving distributions equal to the Income Level over the life of the Trust, investors forgo any positive price returns of the Underlying ETF.

5.The Trust notes that the first sentence in the Portfolio section states: “The Trust seeks to achieve its objective by investing in a portfolio consisting of purchased and written FLEX Options, Treasury Obligations and cash to pay for the creation and development fee and organization costs of the Trust (emphasis added).” Please explain the use of cash in the Trust.

Response: The above italicized disclosure has been deleted from the Trust’s prospectus.

6.The Staff notes that the capped Trusts include disclosure in the Portfolio section regarding how returns are reduced after application of the buffer to Units purchased through a traditional brokerage account and Units purchased through a “wrap fee” account. Please explain why this disclosure is not included in the prospectus.

Response:The fees and expenses do not affect the buffer for the Trust. In the capped Trusts, the fees and expenses either reduce the buffer or reduce the cap depending on the price returns of the Underlying ETF (i.e., positive or negative price returns of the Underlying ETF). For the Trust, the fees and expenses reduce the Income Level as the principal and interest received from the Treasury Obligations held by the Trust will be available to be distributed in order for the Trust to seek to meet the targeted Income Level. If fees and expenses were to also reduce the buffer amounts, the fees and expenses would essentially be double counted as they are already reducing the Income Level. Therefore, the concept of an “after buffer” reduction is not included as it is not applicable to the Trust.

7.The Staff notes that the disclosures states: “As the seller of these FLEX Options, the Trust receives premiums which it intends to use to purchase a laddered portfolio of short-term Treasury Obligations.” Please explain what a “laddered portfolio” means.

Response: The Trust notes that the termination date of each Treasury Obligation is identified on the Schedule of Investments. However, in accordance with the Staff’s comment, the following disclosure has been added to the prospectus:

The Treasury Obligations are scheduled to mature on specific dates. This laddered structure is designed to return a specific amount of principal to investors after each Treasury Obligation’s maturity.

8.Please clarify whether the disclosure “Only investors that hold their shares for the entire Outcome Period should expect to achieve the targeted Income Level sought by the Trust. There is no guarantee that the Trust will be successful in achieving the targeted Income Level for the Outcome Period” is applicable for the buffer as well. If the disclosure is applicable to the buffer, please add appropriate language to the disclosure.

Response: In accordance with the Staff’s comment, the disclosure has been revised as follows:

Only investors that hold their shares for the entire Outcome Period should expect to achieve the targeted Income Level and Buffered Protection sought by the Trust. There is no guarantee that the Trust will be successful in achieving the targeted Income Level and Buffered Protection for the Outcome Period.

9.Please include the following disclosure on the cover of the prospectus: “The Income Level and the Buffered Protection are based on the life of the Trust and are not an annualized rate of return.”

Response: The following disclosure has been added to the front cover:

The Income Level and the Buffered Protection are based on the life of the Trust and are not annualized.

Corresponding changes have been made to the referenced disclosure in the Portfolio section of the prospectus.

10.Please consider including disclosure in the Portfolio section regarding how often income is distributed by the Trust.

Response: The disclosure has been revised to state that the Trust seeks to make distributions on an approximately quarterly basis over the life of the Trust.

11.The Staff notes that the disclosure states: “The Trust’s performance may be impacted by a variety of factors, including, but not limited to, redemption activity, a dilution of your investment, unusual economic events, market movements, and changes in the liquidity of the FLEX Options.” Please consider whether all disclosed factors are relevant to the Trust’s portfolio. If not all factors are relevant, please revise the disclosure accordingly.

Response: The Trust believes all referenced factors are relevant to the Trust’s portfolio and respectfully declines to revise the above-referenced disclosure.

Illustrative Market Scenarios:

12.Please provide the numerical examples for each bullet point under the Illustrative Market Scenarios section to the Staff in advance of the Trust seeking effectiveness.

Response: The requested disclosure has been provided under separate cover.

13.Please clarify how income is distributed in each of the three scenarios in the Illustrative Market Scenarios section.

Response: The referenced disclosure has been revised so that each market scenario describes the maximum total return and/or maximum loss under the respective scenario. Please refer to the completed scenarios provided to the Staff in response to comment 12 under separate cover for the revised disclosure.

14.Please clarify that investors will only receive income distributions in the first example of the Illustrative Market Scenarios section.

Response:In accordance with the Staff’s comment, the following disclosure has been added to the end of the first Illustrative Market Scenario.

Investors will only receive distributions of income instead of participating in any positive price returns of the Underlying ETF.

15.The Staff notes that the Hypothetical Performance Return Chart contains disclosure which states, “This chart does not take into account payment by Unit holders of applicable fees and expenses, as such gains will be decreased by the fees and expenses and losses will be increased by the fees and expenses.” Please consider whether this is relevant for this Portfolio.

Response: The disclosure under the Hypothetical Performance Return Chart has been revised to match the disclosure in the similar First Trust exchange-traded product. Please refer to the revised disclosure below:

The following chart illustrates the hypothetical returns that the Trust seeks to provide in certain illustrative scenarios. The Income Level in the chart below is for illustration only, and the actual Income Level may be different. The chart does not take into account payment by the Trust of fees and expenses. There is no guarantee that the Trust will be successful in achieving these investment outcomes for the Outcome Period.

16.Please consider whether a line graph, similar to the line graph used by First Trust in its defined outcome exchange-traded funds, is appropriate for this Trust. If so, please add to the prospectus.

Response: The Trust believes the current bar chart provided under “Hypothetical Performance Return Chart” is adequate for investor comprehension and respectfully declines to add any additional graphs.

What is a FLEX Option?

17.The Staff notes that the disclosure states: “The ATM Purchased Put Options along with the OTM Written Put Options are intended to offset a decrease between the Initial Underlying ETF Level and the price of the Underlying ETF on the FLEX Option Expiration Date up to 10%.” Please consider revising this disclosure to make it its own paragraph. The Staff believes an additional paragraph should be added explaining what each Option does in-the-money, at-the-money, and out-of-the-money.

Response: In accordance with the Staff’s comment, the last sentence of the “In-The-Money Purchased Call Options”, “At-The-Money Written Call Options” and “Out-Of-The-Money Written Put Options” will be deleted and the following paragraph will be added following the “At-The-Money Written Call Options” section:

The ITM Purchased Call Options are intended to provide approximately one-to-one exposure to the Underlying ETF. The ATM Written Call Options are intended to provide premiums to the Trust that will be used to purchase a portfolio of Treasury Obligations that will provide investors with the targeted Income Level. The ATM Purchased Put Options in combination with the OTM Written Put Options are intended to provide the Trust’s buffer.

Hypothetical Examples

18.Please include numerical examples to the Staff for each of the examples included in the Hypothetical Examples section in advance of the Trust seeking effectiveness.

Response: The requested disclosure has been provided under separate cover.

Who Should Invest

19.The Staff notes that there are two blank percentages in the “Who Should Invest” section. Please confirm that the maximum loss of principal is 90% given the 10% buffer.

Response:The Trust confirms that the maximum loss of principal will be 90% given the 10% buffer. The disclosure will be revised accordingly.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon